SEC FILE NUMBER
1-8518

CUSIP NUMBER
502003106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):     ☐ Form 10-K or 10-KSB       ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q or 10-QSB     ☐ Form 10-D     ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: September 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I —REGISTRANT INFORMATION
LL&E Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable
The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue

Address of Principal Executive Office (Street and Number)
Austin, Texas 78701

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report of Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART I —REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed, the Trustee has engaged an independent joint interest auditing firm (the “Consultant”), to review the computation of the amounts payable to the Trust with respect to its interest in the Jay Field from the time of the sale by The Louisiana Land and Exploration Company (“LL&E”) of its working interest to Quantum Resources Management LLC in 2007 through August 2008 (the “First Review Period”). Also as previously reported, the Consultant has completed its review of the First Review Period, and Quantum and the Trustee have reached agreement on the issues the Consultant had raised relating to the computation of expenses properly chargeable in the calculation of amounts payable to the Trust for the First Review Period.
     The Trustee has also engaged the Consultant to review the computation of the amounts payable to the Trust with respect to its interest in the Jay Field for the production months September 2008 through the most recent month for which Quantum has provided information to the Trust (the “Second Review Period”). The Consultant’s review of the Second Review Period is still ongoing. The Trust expects that it will be able to prepare financial statements and file reports covering the periods affected by the Consultant’s review of the First Review Period and the Second Review Period shortly after the Consultant completes the second review and any issues arising from the review are resolved. However, the Trustee is unable to provide any assurance that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.
     The Trust has received preliminary updated information from Quantum regarding the computation of the Jay Field royalties for the production months of June and July 2010. The information furnished by Quantum indicates that, subject to potential month-end closing adjustments, Jay Field Gross Proceeds and Cumulative Excess Production Costs (which Quantum is entitled to recover prior to any payments to the Trust) for the production months June 2010 and July 2010 were as set forth below (the Trust’s royalty interest in the Jay Field is 50% of these figures):

		Cumulative Excess
Production Month	Gross Proceeds	Production Costs
June 2010	$5,692,700	$13,380,830
July 2010	$6,809,819	$14,037,240
     Quantum has not yet provided August production month information to the Trust.
     As previously disclosed, and as permitted by the conveyances creating the Trust’s interest in the Jay Field net profits interest, Quantum has informed the Trust’s independent petroleum engineers that Quantum has recently determined to escrow (or otherwise deduct from any payments otherwise due to the Trust) 125% of the estimated abandonment and related costs it expects to incur in connection with the working interest from which the Trust’s interest was created. At July 31, 2010 Quantum’s estimate of the abandonment and related costs it expects to incur in connection with the working interest was approximately $15.8 million, of which approximately $4.5 million had previously been withheld by the working interest owner for estimated abandonment and related costs (the Trust’s interests in each of these figures is 50%). As previously disclosed, Quantum has recently indicated that it intends to withhold 125% of the estimated abandonment and related costs it expects to incur in connection with the working interest before making additional distributions to the Trust’s interest. Subject to the payment of the Excess Production Costs, the holder of the Trust’s interest would be entitled to 50% of the escrowed (or unpaid) amount remaining in excess of actual abandonment and related costs (whether the actual costs are more or less than the estimates). As previously disclosed, the conveyances do not require Quantum to place the “escrowed” funds into an actual escrow account or to segregate funds in any other manner, and neither Quantum nor the prior working interest owner has done so. However, under the conveyances, Quantum (or any successor owner of the working interest) is required to calculate Gross Proceeds as though such funds had been escrowed and then subsequently utilized for purposes of paying actual abandonment and related costs.
     As previously disclosed, the Trustee has engaged Stifel, Nicolaus & Company, Incorporated, a nationally-recognized investment banking firm (the “Financial Advisor”) to market the Trust’s assets, and the Financial Advisor is doing so. Also as previously disclosed, the Trust is required to sell its assets by December 31, 2010, or must auction the assets for cash promptly after December 31, 2010.

     As previously disclosed, Quantum had previously asserted that it held a preferential purchase right relating to the Trust’s interest in the Jay Field. The Trust and Quantum have now resolved this issue, and Quantum has waived any right to assert a preferential purchase right relating to the Trust’s interest in the Jay Field.
     As previously announced, on November 5, 2010 the “Trustee received a revised reserve report dated November 4, 2010 (the “Revised Reserve Report”) relating to the Trust’s interests in the Jay Field from the Trust’s independent petroleum engineers, Miller and Lents, Ltd. (“Miller and Lents”). The Revised Reserve Report indicates that, as of July 31, 2010, the estimated future net revenues attributable to the interests held by the Trust in the Jay Field were $9.6 million, and that the standardized measure of discounted estimated future net cash flows, discounted at 10% annually in accordance with SEC guidelines, was $5.5 million. The Trust filed a copy of the Revised Reserve Report with its Form 8-K filed with the SEC on November 8, 2010. There are many uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the timing of development expenditures. The Trustee is not able to, and does not, make any estimate or projection of the value of the Trust’s assets or any amount that a purchaser may be willing to pay for any of the assets.
     The Trust has received information from LL&E regarding the Excess Production Costs (which must be repaid prior to any payments being made to the Trust’s interests) for the South Pass 89 and Offshore Louisiana properties for the production months of June 2010 through August 2010, as follows:
South Pass 89

Cumulative Excess
Production Month	Production Costs
June 2010	$411,160
July 2010	$519,396
August 2010	$527,722
Offshore Louisiana

Cumulative Excess
Production Costs
June 2010	$1,033,700
July 2010	$1,199,742
August 2010	$1,219,341
     As previously disclosed, LL&E is also entitled to escrow or deduct from any payments to the Trust’s interests 125% of estimated abandonment and related costs. The Trust has not received any changes to the previously-reported estimates of these costs.
     The Revised Reserve Report described above relates solely to the Trust’s interest in the Jay Field, and does not address the Trust’s interests in the South Pass 89 and Offshore Louisiana properties. However, as previously disclosed, Miller and Lents has advised the Trust that Miller and Lents does not expect that a reserve report addressing the Trust’s interests in South Pass 89 and Offshore Louisiana would attribute any imputed reserves to the Trust’s interests in either of those properties or any estimated future net revenues attributable to the interests held by the Trust in either of those properties.
     In addition to the expenses the working owners are entitled to deduct in calculating any amounts payable to the Trust with respect to its interests in the Jay Field, South Pass 89 and Offshore Louisiana properties, the Trust incurs administrative expenses. At October 31, 2010, the Trust’s unpaid administrative expenses were approximately $700,000. The unpaid administrative expenses must be repaid before any distribution to the unitholders, whether as a result of the sale of any of the Trust’s assets or otherwise.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Mike Ulrich	800	852-1422

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☐ Yes	: ☑ No

The Trust has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009, its Annual Report for the year ended December 31, 2009 or its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 or June 30, 2010.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes	: ☐ No

The Trust does not have sufficient information to answer this question.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the response above.

LL&E Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2010	LL&E Royalty Trust By: The Bank of New York Mellon Trust Company, N.A., Trustee
	By:	/s/ MIKE ULRICH
		Name:	Mike Ulrich
		Title:	Vice President

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).